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                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Section 13a-6 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of: November 2004

                                    001-31609
                            (Commission File Number)

                           --------------------------

                                Telkom SA Limited
                 (Translation of registrant's name into English)

                               Telkom Towers North
                                152 Proes Street
                                  Pretoria 0002
                          The Republic of South Africa
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

        Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

        On November 15, 2004, Telkom SA Limited ("Telkom") announced its group interim results for the six months ended September 30, 2004, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

        On November 15, 2004, Telkom delivered a presentation of its interim results for the six months ended September 30, 2004, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

        On November 15, 2004, Vodacom Group (Proprietary Limited) ("Vodacom"), Telkom's 50% joint venture, announced its interim results for the six months ended September 30, 2004 to shareholders, a copy of which is attached hereto as
Exhibit 99.3 and is incorporated herein by reference.

        On November 15, 2004, Vodacom delivered a presentation of its interim results for the six months ended September 30, 2004, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

        On November 15, 2004, Telkom filed its 2005 tariff adjustments with the Independent Communications Authority of South Africa (ICASA) in accordance with the Telecommunications Act, 103 of 1996. The tariff filing, which sets out the key tariff changes, is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

        On November 16, 2004, Telkom issued an announcement stating that Standard & Poor's upgraded Telkom's foreign currency long-term corporate credit rating, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

        On November 17, 2004, Telkom issued a press release referencing an announcement made by the Public Investment Commissioner ("PIC") that it has acquired the remaining 15.1% interest held by Thintana Communications LLC in Telkom, a copy of which is attached hereto as Exhibit 99.7 and is incorporated herein by reference.




Special note regarding forward-looking statements

All statements contained in the exhibits incorporated by reference herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in the cautionary statements contained in the exhibits, as well as those identified in item 3 of Telkom's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") and Telkom's other filings with the SEC available on Telkom's website at www.telkom.co.za/ir.




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Exhibit         Description
-------         -----------


99.1 Announcement, dated November 15, 2004, of Telkom SA Limited ("Telkom") regarding its interim results for the six months ended September 30, 2004.

99.2 Telkom's presentation of interim results for the six months ended September 30, 2004.

99.3 Announcement, dated November 15, 2004, of Vodacom Group (Proprietary) Limited ("Vodacom), Telkom's 50% joint venture, regarding its interim results for the six months ended September 30, 2004.

99.4 Vodacom's presentation of interim results for the six months ended September 30, 2004.

99.5 Tariff adjustments, dated November 15, 2005, filed by Telkom with the Independent Communications Authority of South Africa (ICASA) in accordance with the Telecommunications Act, 103 of 1996.

99.6 Announcement, dated November 16, 2004, issued by Telkom, announcing that Standard & Poor's upgraded Telkom's foreign currency long-term corporate credit rating.

99.7 Press release, dated November 17, 2004, referencing an announcement made by the Public Investment Commissioner ("PIC") that it has acquired the remaining 15.1% interest held by Thintana Communications LLC in Telkom.